SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

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Commission File Number: 0000-28485

_____________

(Check one)

[ ] Form 10-K and Form 10-KSB
[ ] Form 11-K
[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For the period ended March 31, 2004

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended______________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

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PART I

REGISTRANT INFORMATION

Full name of registrant:	ViaStar Media Corporation
Address of principal executive office: (Street and number)	2451 W. Birchwood Avenue, Suite 105
City, State and Zip Code:	Mesa, AZ 85202

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PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company's independent auditor is unable to complete its review of the Company's Quarterly Report on Form 10-QSB for the Quarterly Period ended March 31, 2004 by May 17, 2004. The Company's independent auditor will complete its review of the Company's Quarterly Report on Form 10-QSB for the Quarterly Period ended March 31, 2004 by the fifth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV

OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification:

Kenneth J. Yonika, CPA	(480) 894-0311
(Name of contact person)	(Area code and telephone number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Exhibits
None

ViaStar Media Corporation (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004	By /s/ Kenneth J. Yonika, CPA Chief Financial Officer and Treasurer